# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outdoor Holding Company, CIK 0001015383
CUSIP: 00175J107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 7681 East Gray Road, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0001859485
Persons authorized to receive notices and communications: Steven F. Urvan, 7681 East Gray Road, Scottsdale, Arizona (AZ), 85260, 480-947-0001; Jordan Christensen, General Counsel, Outdoor Holding Company, 7681 East Gray Road, Scottsdale, Arizona (AZ), 85260, 480-947-0001

## Reporting persons
- Steven F. Urvan (CIK 0001859485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 17,327,857; shared voting power 7,000,000; sole dispositive power 17,327,857; shared dispositive power 7,000,000; aggregate amount beneficially owned 24,327,857 (19.34% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Outdoor Holding Company
Address of issuer's principal executive offices: 7681 East Gray Road, Scottsdale, Arizona (AZ), 85260

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

In connection with the settlement (the "2025 Settlement") of certain litigation among Steven F. Urvan, the Issuer, and certain other parties pursuant to a Settlement Agreement dated May 21, 2025, the Issuer agreed to, on the 2025 Settlement Effective Date (as defined below), issue to GDI Air III LLC ("GDI Air III"), a designee of Mr. Urvan of which Mr. Urvan may be deemed to be the beneficial owner, a warrant ("Warrant No. 1") for the purchase of up to 7,000,000 shares of Common Stock at an exercise price of $1.81 per share. The "2025 Settlement Effective Date" means (i) 5:00 p.m. on May 30, 2025 if, as of such time, the Issuer has not received an objection to the transactions proposed under the 2025 Settlement from the Nasdaq Stock Market LLC ("Nasdaq"), or (ii) if the Issuer has received such an objection as of 5:00 p.m. on May 30, 2025, the earlier of (x) the date on which such objection has been withdrawn by Nasdaq or (y) the date on which the Issuer determines that such objection has otherwise been resolved between the Issuer and Nasdaq.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Mr. Urvan, through his designee GDI Air III, will receive Warrant No. 1 in connection with the 2025 Settlement as of the 2025 Settlement Effective Date.

As previously disclosed in amendments to Schedule 13D filed by Mr. Urvan on November 7, 2022 and November 22, 2022 (such Schedule 13D, as amended to date, the "Schedule 13D"), the Issuer, Mr. Urvan, and Susan T. Lokey (Mr. Urvan, Susan T. Lokey, and their respective affiliates, collectively, the "Urvan Group") are parties to a settlement agreement originally entered into as of November 2, 2022 and amended on November 21, 2022 (as amended to date, the "2022 Settlement Agreement"). In connection with the 2025 Settlement, the 2022 Settlement Agreement was further amended on May 20, 2025 (the "May 2025 Amendment"). The May 2025 Amendment amends the 2022 Settlement Agreement to provide, among other things, that, until three years following the 2025 Settlement Effective Date:

(a) the Urvan Group will vote all shares of Common Stock beneficially owned by it and over which it has direct or indirect voting power, up to a maximum of 17,312,857 shares, in accordance with the recommendations of the Issuer's board of directors (the "Board") with respect to

(i) the election, removal, and/or replacement of directors; and

(ii) any other proposal submitted to stockholders, except in certain specified, limited circumstances regarding extraordinary transactions that would result in a change in control of the Issuer or the sale of substantially all of its assets;

(b) the Urvan Group will not, without the approval of the Board,

(i) sell any of its shares of Common Stock, other than in open market transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, to any third party that, to the Urvan Group's knowledge would result in such third party having any beneficial or other ownership interest of more than 4.9% in the aggregate of the shares of Common Stock outstanding at the time of such sale;

(ii) other than as otherwise provided in the 2022 Settlement Agreement as amended by the May 2025 Amendment, (A) nominate, recommend for nomination, or give notice of an intent to nominate or recommend for nomination a person for election at any meeting of the Issuer's stockholders at which directors are to be elected; (B) knowingly initiate, encourage, or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to the Issuer's directors; (C) submit, initiate, make, or be a proponent of any stockholder proposal for consideration at, or bring any other business before, any meeting of the Issuer's stockholders; (D) knowingly initiate, encourage, or participate in any solicitation of proxies in respect of any stockholder proposal for consideration at, or other business brought before, at any meeting of the Issuer's stockholders; or (E) knowingly initiate, encourage or participate in any "withhold" or similar campaign with respect to any meeting of the Issuer's stockholders; in each case other than in a manner consistent with the Board's recommendation in connection with such matter;

(iii) form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Issuer, other than a group that is solely among the members of the Urvan Group;

(iv) knowingly initiate, make or in any way participate, in any extraordinary transaction that would result in a change in control of the Issuer or the sale of substantially all of its assets or make any proposal to the Issuer or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(v) effect or seek to effect, offer, or propose to effect, cause or participate in, or in any way knowingly assist or facilitate any other person to effect or seek, offer, or propose to effect or participate in any (A) material acquisition of any assets or businesses of the Issuer or any of its subsidiaries; (B) tender offer or exchange offer, merger, acquisition, share exchange, or other business combination involving any of the voting securities or any of the material assets or businesses of the Issuer or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution, or other material transaction with respect to the Issuer or any of its subsidiaries or any material portion of its or their businesses; or

(vi) enter into any negotiations, agreements, or understandings with any third party with respect to the foregoing, or knowingly advise, assist, encourage, or seek to persuade any third party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read in its entirety as follows:

Amount Beneficially Owned:

As of the date of the filing of this Amendment No. 5, Mr. Urvan beneficially owns or may be deemed to beneficially own 24,327,857 shares of Common Stock, which consist of (i) 17,312,857 shares of Common Stock owned beneficially by Mr. Urvan; (ii) 15,000 shares that Mr. Urvan expects to receive within 60 days in accordance with his regular compensation as a member of the Board; and (iii) 7,000,000 shares of Common Stock issuable to GDI Air III upon the exercise of Warrant No. 1 to be issued by the Company to GDI Air III in connection with the 2025 Settlement. Mr. Urvan may be deemed to beneficially own such 7,000,000 shares of Common Stock beneficially owned by GDI Air III. Mr. Urvan disclaims beneficial ownership of such 7,000,000 shares of Common Stock except to the extent of Mr. Urvan's pecuniary interest in such shares.

Percentage of Class: 19.34%

The foregoing percentage is calculated based on a total of 118,744,062 outstanding shares of Common Stock of the Issuer as of May 20, 2025 as reported to Mr. Urvan by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read in its entirety as follows:

(i) sole power to vote or to direct the vote: 17,327,857 shares.

(ii) shared power to vote or to direct the vote: 7,000,000 shares.

(iii) sole power to dispose or to direct the disposition of: 17,327,857 shares.

(iv) shared power to dispose or to direct the disposition of: 7,000,000 shares.
Transactions in the class effected during the past sixty days: The following transactions have been effected during the past 60 days: See Item 3.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Mr. Urvan understands that, in connection with the 2025 Settlement, the Issuer intends to file with the Securities and Exchange Commission a Current Report on Form 8-K no later than May 28, 2025 disclosing various additional terms of the 2025 Settlement.

## Signatures
- Steven F. Urvan: /s/ Steven F. Urvan, In his individual capacity (05/23/2025)